4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

Eric J. Gervais	DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8362	E-MAIL: egervais@blackwellsanders.com
July 2, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Greene

Re:	Tortoise Capital Resources Corporation (the “Fund”) File Number 333-142859
To the Commission:
     On May 11, 2007, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 to register the resale of certain common shares of the Fund, to register the resale of certain warrants to purchase common shares of the Fund, and to register the common shares issuable upon the exercise of those warrants. The Fund received comments on the Registration Statement (the “Comment Letter”) from Larry Greene of the Commission staff by letter dated June 15, 2007. The Fund is filing concurrently herewith Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to respond to the aforementioned comments and to revise or complete certain information required by Form N-2. The text of each comment from the Comment Letter has been included in this letter for your reference, and the Fund’s response is presented below each comment. Page references are to pages in the marked version of Amendment No. 1.
General
1.	Comment: Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response: The Fund hereby confirms that the Registration Statement meets the type size requirements of Rule 420 under Regulation C of the Securities Act.
KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OMAHA, NEBRASKA •SPRINGFIELD, MISSOURI • LINCOLN, NEBRASKA
OVERLAND PARK, KANSAS • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM
AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

July 2, 2007

Prospectus Cover
2.	Comment: Disclosure on the cover states that: “selling holders may sell from time to time the common shares, the warrants and the common shares issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents.” Add disclosure which explains that this offering is occurring pursuant to Rule 415 and whether it is being conducted on an immediate, continuous or delayed basis. Explain to the staff the provision of Rule 415 upon which the Fund is relying to make this offering. Finally, add disclosure to the summary which explains the process by which the Fund intends to update the disclosure in connection with offerings of securities under this registration statement

Response: The requested disclosure has been added. For the information of the staff, the Fund is relying separately on each of Rule 415(a)(1)(i), Rule 415(a)(1)(iii) and Rule 415(a)(1)(ix) in making the offering contemplated by the Registration Statement. In addition, for the information of the staff, the Fund has added disclosure pursuant to which the Fund has, pursuant to General Instruction F of Form N-2, incorporated by reference its future annual reports on Form 10-K into Items 4.2, 8.6(c) and 24 of Form N-2.

3.	Comment: Disclosure in the fifth paragraph states that: “We will, however, receive cash consideration in connection with the exercise of the warrants.” Add fuller disclosure regarding these receipts, as well as information explaining whether these receipts are expected to equal or exceed market value.

Explain to the staff whether the outstanding warrants were issued under §61(a) or §63(2) of the 1940 Act, and confirm compliance with the specific requirements of the applicable section.

Response: The disclosure has been revised as requested. The outstanding warrants were issued prior to the Fund electing to be regulated as a business development company (“BDC”). Notwithstanding the foregoing, the Fund hereby confirms that the warrants complied with §61(a)(3)(A) of the 1940 Act at the time of the Fund’s election of BDC status because (i) the warrants expire 10 years from their date of issuance, (ii) while the warrants may be transferred independently from the Fund’s common shares, at the time of the issuance of the warrants, the warrants and the common shares accompanying them had not been publicly distributed, (iii) the exercise price of the warrants was determined to be the greater of (a) $15.00 (the price at which the common shares accompanying the warrants were initially sold by the Fund), or (b) the net asset value of the Fund’s common shares on the date the Fund elected to be regulated as a BDC, and (iv) the issuance of the

July 2, 2007

warrants was authorized by (a) the shareholders of the Fund, and (b) the required majority of the Fund’s board of directors.

4.	Comment: Add the disclosure required by Rule 481(d) regarding over-allotments.

Response: The Fund does not believe that the disclosure required by Rule 481(d) regarding over-allotments is applicable. The resales covered by this registration statement will not involve any grant of an over-allotment option by the Fund. Accordingly, no additional disclosure has been added.
Prospectus
5.	Comment: The third paragraph of the disclosure captioned “Prospectus Summary — The Company,” which begins with the phrase “We raised approximately $42.5 million of net proceeds through the private placement of our common shares and warrants . . .” discusses the offerings made prior to the Fund’s initial public offering. Revise the disclosure to more fully disclose the facts of each such offerings, such as, disclose the number or amount of securities sold, disclose the basic terms of the warrants, e.g., were the warrants convertible into common on a one-to-one ratio or otherwise, and add disclosure which indicates whether the warrants were redeemed along with the redemption of the Series A Redeemable Preferred.

Response: The requested revisions have been made on page 1.

6.	Comment: Disclosure under this caption states: “In March 2007, the issuer of a prospective $15.0 million investment in the downstream segment of the energy infrastructure sector informed us that they no longer intend to proceed with a transaction outlined in a term sheet dated November 21, 2006.” Explain whether any Fund valuations or payment of fees or expenses where based upon the cancelled transaction.

Response: Failure to consummate the anticipated investment had no impact on the Fund valuation, and the Fund received no fees or expense reimbursements due to the decision by the issuer not to proceed with the transaction.

7.	Comment: Disclosure captioned “The Offering — Use of proceeds” states: “However, upon any exercise of the warrants, we will receive cash consideration equal to the exercise price of the warrants.” Explain whether this price is expected to equal or exceed market value.

July 2, 2007

Response: The requested revision has been made on the cover of the prospectus.

8.	Comment: Disclosure captioned “The Offering — Taxation” indicates that the Fund has not and will not elect to be treated as a regulated investment company. Mention this subject matter in the summary. Similarly, the substance of the disclosure under the caption “Risk Factors — Risks Related to this Offering — There will be dilution of the value of our common shares when the warrants are exercised or if we issue common shares below our net asset value,” should also be mentioned in the summary.

Response: The requested revisions have been made on page 1.

9.	Comment: Disclosure captioned “The Offering — Sub-advisor” indicates the advisor pays the sub-advisor a portion of the fee it receives. Disclose the amount of the fee paid to the sub-advisor.

Response: The amount of the fee paid to the sub-advisor is disclosed under the heading “Advisor-Sub-Advisor Arrangement” on page 75. In addition, because this fee is paid by the Fund’s investment adviser, and not by the Fund, the Fund does not believe that disclosure of the fee in the summary is material to a potential investor’s investment decision. The Fund thus believes that the disclosure does not require revision and the requested disclosure has not been added in the Summary.

10.	Comment: Revise the disclosure captioned “The Offering — Trading at a discount” so as to reflect the affect of the exercise of warrants. In this connection, see the discussion captioned “Risk Factors — Risks Related to this Offering — There will be dilution of the value of our common shares when the warrants are exercised or if we issue common shares below our net asset value.”

Response: As disclosed in the summary under the heading “The Offering — Trading at a discount”, the possibility that the Fund’s common shares may trade at a discount to net asset value is separate and distinct from the risk that the Fund’s net asset value will decline. As such, the Fund believes that the disclosure does not require revision and the requested revision has not been made. The Fund has, however, added disclosure to the summary regarding potential dilution of its common shares in response to Comment No. 8.

11.	Comment: The fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

July 2, 2007

Response: The fee table has been completed and the Fund acknowledges that the staff may have comments on the completed fee table.

12.	Comment: Footnote 7 to the fee table indicates that income taxes will be excluded from the table. The Fund should include its income tax expense in the table.

Response: The fee table has not been changed from the fee table found in the registration statement for the Fund’s initial public offering. That fee table was the result of various conversations between counsel for the Fund and the staff. At that time the Fund conveyed to the staff that the amount of income taxes incurred or accrued by the Fund will depend entirely on the amount of income earned by the Fund and the appreciation realized by Fund investments. To assume an amount of tax would require an assumption of both the income earned and appreciation experienced by Fund’s investments. The Fund believes it will be misleading to imply that any level of income will be earned or appreciation will be experienced. As such, the requested revision has not been made.

13.	Comment: The substance of the second paragraph of the discussion captioned “Risk Factors — Risks Related to this Offering — There may be limitations on the ability of the holders of warrants to exercise their warrants and receive the underlying common shares,” should be added to the prospectus summary.

Response: The requested disclosure has been added on page 8.

14.	Comment: The discussion captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” discloses that the Advisor waived the portion of the incentive fee based on investment income until December 8, 2006. Confirm to the staff that the adviser may not recapture any portion of such waived fees.

Response: The Fund hereby confirms to the staff that the advisor may not recapture any portion of the waived incentive fee.

15.	Comment: Disclosure under a later sub-caption states that: “As of February 28, 2007, none of our debt securities bore interest at variable rates and our credit facility had no outstanding principal balance.” This disclosure suggests or implies the Fund has debt securities outstanding. Other disclosure, however, suggests that the Fund has no debt

July 2, 2007

currently outstanding. See the tables captioned “Fees and Expenses” and “Senior Securities.” Please reconcile the disclosure.

Response: The Fund does not have debt securities outstanding. The disclosure has been revised to reflect that none of the debt securities in which the Fund has invested bore interest at variable rates.

16.	Comment: Disclosure captioned “Determination Of Net Asset Value — Determinations in Connection with Offerings” states that: “Our stockholders granted us the right to sell our common shares below net asset value at a special meeting held on December 21, 2006. This authority extends through our 2008 annual meeting, currently expected to occur in April 2008.” Reconcile this policy with the one year time period allowed under §63(2)(A) of the 1940 Act.

Response: The disclosure on page 11 has been revised to reflect the fact that the authority to sell common shares below net asset extends through December 20, 2007.

17.	Comment: Disclosure captioned “Regulation — Other” indicates that the Fund maintains a bond to protect against larceny. In this connection, the registrant is reminded of it’s obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act.

Response: The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act and has filed its current fidelity bond.

18.	Comment: The discussion captioned “Description Of Capital Stock” discloses that: “Additionally, our Charter authorizes our board of directors, without any action by our stockholders, to classify and reclassify any unissued common shares and preferred shares into other classes or series of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, . . .” (Emphasis added.) Although there is no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might otherwise be in our stockholders’ best interests.” The statement that the Fund may issue multiple classes is inconsistent with the requirements of §18(c) under the 1940 Act. The disclosure that the Fund may issue shares with unequal voting rights is inconsistent with the requirements of §18(i) of the Act. Please revise the disclosure accordingly.

July 2, 2007

Response: The Fund’s charter permits the board of directors of the Fund to classify any unissued preferred stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series. The Fund acknowledges, however, as is disclosed under the heading “Senior Securities; Coverage Ratio” that it may have outstanding only one class of security senior to its common shares as required by §18(c) of the 1940 Act. The Fund also acknowledges that, as required pursuant to §18(i) of the 1940 Act and is disclosed under the heading “Description of Capital Stock — Preferred Shares”, the holders of any preferred shares, voting separately as a single class, will have the right to elect at least two directors at all times. The Fund also states numerous times throughout the prospectus that it intends to issue senior securities as permitted by the 1940 Act. In light of the foregoing disclosure, and the fact that the highlighted disclosure accurately reflects the Fund’s charter, the Fund believes that the disclosure does not require revision. The Fund does, however, acknowledge that any powers granted under its charter are subject to limitation by the 1940 Act.

19.	Comment: Disclosure in the third paragraph states that directors are elected by plurality vote. Explain that method of voting. Other disclosure in that paragraph states that: “Pursuant to our Charter and Bylaws, our board of directors may amend the Bylaws to alter the vote required to elect directors.” Explain to the staff the types of alterations that could be made to the vote requirement if this disclosure refers to more than the Fund’s use of plurality or majority voting systems.

Response: In order to receive a plurality, a director candidate must receive a greater number of votes than anyone running against that candidate. If a director candidate receives 50 votes, for example, and two other director candidates receive 49 and 2, the first director candidate will have a plurality of one vote over his closest opponent, despite not having a majority. There has been significant discussion in recent months concerning the relative merits of a majority voting system in electing directors. The alterations the Fund’s board of directors may make to the Fund’s Bylaws refer only to the use of a plurality or majority voting system.

20.	Comment: Disclosure in the fifth paragraph raises the possibility of additional offerings of common shares and indicates that: “so long as we remain subject to the 1940 Act, the offering will be subject to the requirement that shares may not be sold at a price below the then-current net asset value . . .” Reconcile this disclosure with the policy permitting the Fund to sale shares below net asset value for the period ending one year following the December 2006 shareholder approval.

July 2, 2007

Response: The disclosure on page 94 has been revised to reflect the Fund’s ability to sell its common shares below net asset value based upon its receipt of shareholder approval.

21.	Comment: The discussion captioned “Selling Holders” will ultimately list the names of the selling security holders. In that connection, it is disclosed that: “Selling holders, which term includes their transferees, pledgees, assignees or donees or their successors, may offer the common shares for resale from time to time.” If, as it appears, not all selling holders will actually have their names listed in the prospectus, explain how that would constitute sufficient compliance with the naming requirement of Regulation S-K, Item 507 under the Securities Act. Further, explain the procedure to be followed in promptly updating the prospectus to include the required identifying information regarding selling shareholders.

Response: The Fund intends to list all selling holders in the prospectus in compliance with Regulation S-K, Item 507 under the Securities Act and has revised the disclosure on page 101 to eliminate the phrase “which term includes their transferees, pledges, assignees or donees or their successors.” To the extent information about the selling holders changes over time, any changed information will, to the extent required, be set forth in supplements to the prospectus.

22.	Comment: Revise the following disclosure, appearing in the third paragraph under this caption, by adding disclosure substantially similar to the following underlined clause: “We are required to update this prospectus to reflect material developments in our business, financial position and results of operations occurring prior to the completion of the offering.”

Response: The requested revision has been made on page 101.

23.	Comment: Disclosure in the fourth paragraph states: “Unless otherwise indicated herein, the selling holders have held no position or office or had any other material relationship with us or any of our affiliates or predecessors, other than as a stockholder, during the past three years.” The underlined clause should be deleted and specific information addressing any such material relationship involving the Fund or any affiliate should be added to this captioned discussion. Also, revise the first paragraph under the caption “Plan of Distribution” by adding disclosure substantially similar to the following underlined clauses: “As used in this prospectus, ‘selling holders’ includes transferees, donees, assignees and pledgees or their successors selling common shares received from

July 2, 2007

a named selling holder after the date of this prospectus.” The suggested additions would conform the statement to similar disclosure appearing elsewhere in the document.

Response: The Fund has revised the disclosure on page 102 consistent with the changes made in response to Comment No. 21.

24.	Comment: The fifth paragraph states: “We have prepared the table and the related notes based on information supplied to us by the selling holders. We have not sought to verify such information.” Explain to the staff whether any effort at all was made to verify the information.

Response: For the information of the staff, the Fund verified the identities of the selling holders and the number of common shares and warrants owned by each selling holder with its internal records.

25.	Comment: The last section of the prospectus contains the following caption: “Index to Financial Statements.” No other information regarding the Fund’s financial statements is provided in the filing or the accompanying cover letter. Please explain to the staff the manner in which the Fund intends to provide required financial information.

Response: The Fund’s financial statements are included in Amendment No. 1. In addition, pursuant to General Instruction F of Form N-2, the Fund has added disclosure on page 104 pursuant to which the Fund has incorporated by reference the financial statements contained in its future annual reports on Form 10-K under the Securities Exchange Act of 1934.
Part C
26.	Comment: Disclosure in Item 25.2 of Form N-2 indicates that Exhibit l (legal opinion of Venable LLP) will be filed by amendment. Explain to the staff whether the Fund will file post-effective amendments in order to sell securities off the shelf or whether it proposes to file supplements under Rule 497. If the latter, advise the staff how the legal opinion will be updated.

Response: To the extent the selling holders offer common shares through underwriters, the names of the specific managing underwriter or underwriters, if any, will, to the extent required, be set forth in a prospectus supplement. In connection with the filing of any such prospectus supplement, the legal opinion will be updated via post-effective amendment pursuant to Rule 462(d).

July 2, 2007

     We look forward to hearing from you soon to discuss any comments you may have with respect to this letter and any additional comments you have on Amendment No. 1.

Sincerely, Eric J. Gervais

cc:	Ed Russell, Tortoise Capital Resources Corporation Terry Matlack, Tortoise Capital Resource Corporation Diane Bono, Tortoise Capital Resources Corporation